NEWS RELEASE

April 20, 2007

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA ANNOUNCES MAILING OF DIRECTORS’ CIRCULAR

RECOMMEND ACCEPTANCE OF OFFER FROM LUNDIN MINING CORPORATION

Toronto, Ontario  – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) today announced the mailing of the Directors’ Circular detailing the recommendation of the Board of Directors of Rio Narcea that holders of common shares and warrants of Rio Narcea accept the offer from Lundin Mining Corporation announced on April 4, 2007, and tender their shares and warrants to the offer.  The Directors’ Circular will be filed in Canada on SEDAR at www.sedar.com  and will also be available on the Company’s website at www.rionarcea.com.

In making its recommendation to the holders of shares and warrants, the Board of Directors of Rio Narcea considered all aspects of the Lundin Mining offer as well as factors described in the Directors’ Circular. Security holders are encouraged to review the Directors’ Circular, the take-over bid circular and other relevant materials, as they may be amended or supplemented from time to time.  The take-over bid circular containing the terms of Lundin Mining’s offer is being mailed by Lundin Mining to the holders of shares and warrants concurrently, and contains an expiry date, unless extended, of May 29, 2007.

Rio Narcea will be filing with the U.S. Securities and Exchange Commission (“SEC”) a solicitation/recommendation statement on Schedule 14D-9F. SECURITYHOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION.  Security holders can obtain a free copy of materials filed by Rio Narcea with the SEC on the SEC’s Web site at www.sec.gov.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Mauritania and Portugal.  The Company currently produces nickel and copper at its Aguablanca mine in southern Spain.   Construction of its new Tasiast gold project in Mauritania, West Africa, is nearing completion, with production expected in mid-2007.  The Company recently acquired a strategic shareholding in Chariot Resources Limited, which provides exposure to the significant potential of the Marcona copper project in southern Peru.

Forward-looking Statements

This press release contains certain “forward looking statements” within the meaning of applicable securities laws. Forward-looking statements include statements concerning anticipated growth, construction and future production.  The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

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Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com

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